September 14, 2018

Bruno Wu
Chief Executive Officer
Seven Stars Cloud Group, Inc.
No. 4 Drive-in Movie Theater Park
No. 21 Liangmaqiao Road, Chaoyang District
Beijing 10015
People's Republic of China

       Re: Seven Stars Cloud Group, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Amended August 28, 2018
           File No. 001-35561

Dear Mr. Wu:

       We have reviewed your August 28, 2018 amendment and response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
May 18, 2018 letter.

Form 10-K/A for the Year Ended December 31, 2017

Overview, page 4

1. We note your responses to comments 1 and 2. We again ask you to provide more detail, description, and elaboration regarding your "next generation Artificial-Intelligent (AI)
      & Blockchain-Powered, Fintech" businesses. It is still unclear how the company precisely intends to accomplish the digital asset securitization, tokenization, and trading goals it briefly describes. Enhance your disclosures by addressing each of these items. Please also address the specific artificial intelligence and blockchain technologies referenced and
 Bruno Wu
FirstName LastNameBruno Wu
Seven Stars Cloud Group, Inc.
Comapany 14, 2018
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         how they interact with your digital asset securitization, tokenization, and trading goals.
         We also note your disclosures regarding digital assets, related platforms, and sales and monetization networks. Provide more specific detail regarding each of these elements of your strategy. Discuss how all of these concepts, operations, etc. interact with your
         "supply chain ecosystem" if at all. Clarify how the "Venus blockchain based platform" is integrated into your business and what exactly this platform entails. Regulation, page 12

2. We note your response to comment 3 but do not concur with your assertion that your current disclosures in this section are responsive to our comment. Please update this section to discuss laws and regulations that will be applicable to your fintech businesses.
Overview, page 29

3. We note your response to comment 7. We note you disclose that your two current revenue sources are your supply chain management & structured finance and alternative finance & carry trade businesses, and that you are primarily engaged with consumer electronics and smart supply chain management operations. Please focus your discussion on the particulars of your revenue arrangements that were in effect during 2017 such as the sale of crude oil and electronics.
4. Please revise your statement that "DBOT is an SEC recognized Alternative Trading
         System" to state that DBOT has filed an initial operations report on Form ATS to give notice of its operation as an ATS.
5. Please provide more detail as to how your proposed digital asset products, platforms, exchanges, and networks interact, or will interact, with DBOT. Describe the current status of integration between DBOT and these entities.
6. We note your statements that you believe DBOT can be developed into a distributed network but we also note your statement that DBOT is currently run on a "customized private Ethereum blockchain distribution ledger system." Please clarify as it is unclear how or if blockchain technology has been integrated into DBOT at this time.
Revenues, page 35

7. We note your response to comment 8. It is unclear to us why you attribute your revenue growth drivers for the sales of electronics and crude oil products to your technology platforms and blockchain-based digital asset management platform which are not fully functional. Please revise to identify more relevant factors that contributed to your sales growth, including your geographic reach, customer sectors, product demand, and other external factors. Further explain what was involved in the setup of "two industrial vehicles for commercial electronics in Hong Kong and oil trading in Singapore" and your basis for the measurement and recognition of revenues therefrom.
 Bruno Wu
FirstName LastNameBruno Wu
Seven Stars Cloud Group, Inc.
Comapany 14, 2018
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8. Please identify your business partner, a newly controlled Singapore joint venture. Please disclose the nature of the joint venture and its business operations, your respective interest
         (or variable interest), your basis of accounting for the joint venture, and the assets contributed at formation. Include a footnote referencing the underlying agreement and material terms under Corporate Structure on page 7.
9. We note your response to comments 9 and 13. It appears from your disclosure in Note 12
         (g) that you recorded a sale transaction based on your collection of a prepayment from an intermediary. Please clarify the intermediary role of the entity on which your minority shareholder has significant influence, and the nature of its involvement with you and the end customer in the subject transaction. Further provide us your analysis as to why it is appropriate to record the gross volume of the sale transaction upon delivery versus the amount that you are allowed to retain. Refer to the indicators under ASC 605-45-45.
Loss from Operations , page 37

10. Please tell us how you accounted for development costs of your technology platform and how they impacted your loss from operations. In this regard, we note in your Form 10-Q for the quarter ended June 30, 2018 that you incurred research and development costs during 2018 but none in 2017.
2. Summary of Significant Accounting Policies
(l) Revenue Recognition, page F-12

11. We note your response to comment 12. Please expand your disclosure to describe the crude oil sales arrangements associated with your joint venture in Singapore and your basis for revenue recognition.
General

12. We note your disclosure that "[t]his Amendment does not include the entire Form 10-K."
         In future amendments, please file your full and complete Form 10-K. Form 10-Q for the Quarter Ended June 30, 2018

Notes to Unaudited Consolidated Financial Statements
11. Related Party Transactions
(d) Crude Oil Trading, page 22

13. We note during the first six months of 2018, you recorded 10 crude oil transactions that were purchased from three entities on which a minority shareholder has significant influence. Please disclose:
           the nature of your relationships and involvement with the entities for which a minority shareholder has significant influence;
           the amount of sales to related parties; and Bruno Wu
Seven Stars Cloud Group, Inc.
September 14, 2018
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          clarify whether "crude oil trading" is intended to mean sales of crude oil.
       You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or
Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact William
Mastrianna, Attorney-Adviser, at (202) 551-3778 or Celeste M. Murphy, Legal Branch Chief, at
(202) 551-3257 with any other questions.



                                                             Sincerely,
FirstName LastNameBruno Wu
                                                             Division of
Corporation Finance
Comapany NameSeven Stars Cloud Group, Inc.
                                                             Office of
Telecommunications
September 14, 2018 Page 4
cc:       William Haddad
FirstName LastName